December 26, 2018

Scott Stoegbauer
Chief Executive Officer
CannAwake Corporation
HCI Box 360
107355 Nipton Road
Nipton, California 92364

       Re: CannAwake Corporation
           Item 4.02 Form 8-K
           Filed December 12, 2018
           File No. 0-30563

Dear Mr. Stoegbauer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
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